SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Estimated Profit in Annual Results of 2013	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 24, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Estimated Profit in Annual Results of 2013

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2013 to 31 December 2013

(2)	Estimated results: based on preliminary estimates of the operating results for the year ended 31 December 2013 of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together the “Group”) provided by the Finance Department of the Company, the Group is expected to record a profit which stands in contrast to the loss recorded for the year ended 31 December 2012. Under the China Accounting Standards for Business Enterprises, net profit attributable to equity shareholders of the Company is expected to be approximately RMB2 billion.

(3)	The estimated results have not been audited by certified public accountants.

2.	Results for the corresponding period of the previous year (2012)

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	–1,548,466
Basic earnings per share (RMB per share)	–0.215
Diluted earnings per share (RMB per share)*	–0.143

*	Note: The Company implemented the capitalisation of capital fund and surplus reserve fund in December 2013 with a total of five additional shares were distributed for every ten shares. After the completion of the capitalisation of capital fund and surplus reserve fund, the Company’s total share capital increased from RMB7.2 billion to RMB10.8 billion.

3.	Major reasons for turning losses into profits in the results for the period

In 2013, the operation of the China’s petrochemical industry remained steady with a basically stable market supply and demand and the further deepening of its structural adjustment. In 2013, the Company substantially strengthened its capabilities in high-sulphur crude oil processing, thus lowering its procurement cost for crude oil. It increased its production capacity for refined oil, and optimised its refined oil product mix upon the completion and operation of the Refinery Revamping Expansion project. These factors led to a significant increase in profit for the Company’s refining business. Meanwhile, the Company optimised the feedstock for its downstream ethylene and aromatics plants. With the petrochemical market becoming stable after hitting bottom, profitability of the Company’s petrochemical products has improved slightly, with an annual results for this sector maintained at a similar level as compared to the same period of last year.

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the audited 2013 Annual Report to be officially announced by the Company. Investors are advised to pay attention to investment risks.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 23 January 2014

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

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